UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-13927
(A)	Full title of the plan and the address of the plan, if different from that of the issuer name below.
CSK Auto, Inc. Retirement Program
(B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CSK Auto Corporation
645 East Missouri Avenue, Suite 400
Phoenix, Arizona 85012
REQUIRED INFORMATION
(a)	Financial Statements. Filed as part of this Report on Form 11-K are the financial statements and the schedules thereto of the CSK Auto, Inc. Retirement Program as required by Form 11-K, together with the report thereon of PricewaterhouseCoopers LLP, independent registered public accounting firm, dated June 29, 2006.

(b)	Exhibits. A consent of PricewaterhouseCoopers LLP is being filed as Exhibit A to this report.

CSK Auto, Inc. Retirement Program
Index to Financial Statements and Supplemental Schedule
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE*:
Schedule of Assets (Held at End of Year) as of December 31, 2005	8
Exhibit A
*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CSK AUTO, INC. RETIREMENT PROGRAM

/s/ James B. Riley

Dated: June 29, 2006	James B. Riley
Senior Vice President Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the Participants and the Retirement Committee
of the CSK Auto, Inc. Retirement Program
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CSK Auto, Inc. Retirement Program (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
June 29, 2006

CSK Auto, Inc. Retirement Program
Statements of Net Assets Available for Benefits
As of December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value	$75,378,120	$69,438,675
Participant loans	2,889,610	2,588,824

Total investments	78,267,730	72,027,499

Contributions receivable:
Participants	68,234	67,338
Employer	21,001	20,242

Total assets	$78,356,965	$72,115,079

Liabilities:
Excess employee deferrals	(384,690)	(380,209)

Net assets available for benefits	$77,972,275	$71,734,870

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$3,734,742
Interest	177,228

3,911,970

Contributions:
Participant contributions	4,902,597
Employer contributions	1,518,664

Total contributions	6,421,261

Total net additions	10,333,231

Deductions from net assets attributed to:
Benefits paid to participants	4,078,150
Administrative expenses	17,676

Total deductions	4,095,826

Increase in net assets available for benefits	6,237,405

Net assets available for benefits:
Beginning of year	71,734,870

End of year	$77,972,275

The accompanying notes are an integral part of these financial statements.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements
1. Plan Description:
General
     The CSK Auto, Inc. Retirement Program (the “Plan”) is a defined contribution plan, established for the benefit of all employees of CSK Auto, Inc. (the “Company”) who have met certain eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan provides for employee and matching employer contributions in accordance with section 401(k) of the Internal Revenue Code (“IRC”). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
     Effective May 1, 1999, the Company’s Board of Directors amended and restated the Plan to allow for the purchase of the common stock of CSK Auto Corporation, the parent company of the Company. CSK Auto Corporation is a holding company and has no business activity other than its investment in the Company. Eligible employees may direct up to 15% of employee and employer contributions to purchase CSK Auto Corporation common stock at fair market value as determined on the date funds are received by the custodian. JP Morgan Retirement Plan Services (the “Custodian” or the “Trustee”) provides record keeping, custodial services and administrative services for the Plan. As of December 31, 2005, fifteen different fund choices are made available to Plan participants and all assets within the Plan are held in trust with the Trustee. The options are composed of a variety of mutual funds, each with a unique strategy, and the CSK Auto Stock Fund.
Eligibility
     Employees are eligible to participate in the Plan upon meeting the following criteria: (1) 21 years of age; (2) one year of service; (3) completion of 1,000 hours of service in one year; and (4) not a member of a collective bargaining unit for which retirement benefits have been the subject of good faith bargaining unless the respective bargaining agreement provides otherwise. Employees who were eligible to participate in another qualified plan, the assets of which are transferred directly to the Plan, are also eligible to participate in the Plan.
Contributions
     Plan participants may contribute up to 50% of their gross pay to the Plan, with a maximum employee contribution as determined by restrictions established by the Internal Revenue Service. Participants who will reach the age of 50 at any time within a calendar year may make elective deferrals beyond normally applicable deferral limits; the additional deferral is phased in over 5 years in $1,000 increments and is subject to certain other statutory limitations. The Company matches 40% of the participant’s contribution for participants with one to five years of service, 50% of the participant’s contribution for participants with five to ten years of service, and 60% of the participant’s contribution for participants with more than ten years of service to a maximum match of 4% of base salary. Participant contributions and employer matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the plan document and the IRC. Additional profit sharing amounts may be contributed at the option of the Company, and allocations thereof shall be according to the ratio of the participant’s compensation for the plan year to the total compensation of all participants.
Vesting
     Participants in the Plan are always fully vested in their own contributions as well as the Company’s matching 401(k) contributions and earnings thereon.
Administration
     The Plan is sponsored by the Company and administered by the Retirement Committee, composed of not less than three employees of the Company, who are appointed by the Company’s Board of Directors. Expenses incurred in the administration of the Plan and the trust are paid by the Company or from Plan assets when authorized by the Retirement Committee.
Benefit Payments
     Benefit payments from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. Benefit payments from the Plan will normally be taxed as ordinary income for income tax purposes, unless the participants elect to rollover their distributions into an Individual Retirement Account or another qualified employer plan or elect or qualify for favorable tax treatment. Participant benefit payments are on a lump-sum basis.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
1. Plan Description: (Continued)
Loans to Participants
     The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the IRC. Interest is charged at a fixed rate based on the prime rate plus 200 basis points. Participant loans as of December 31, 2005 and 2004 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2005, participant loans carried interest rates ranging from 5.25% to 11.50%, with maturities of five years or less. Principal and interest is paid ratably through payroll deductions. Loans are secured by the Participant’s previous contribution to the Plan.
Amendment and Termination of the Plan
     The Company anticipates that the Plan will continue without interruption but reserves the right to amend or terminate the Plan. No amendment may deprive any person of rights accrued prior to the enactment of such an amendment. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used for or diverted for purposes other than for the exclusive benefit of the participants.
     Individual accounts are maintained for each participant. Each participant’s account is credited with participant contributions, related employer contributions, and the participant’s share of the income or loss. Income or loss is allocated to each participant based on the income or loss earned on each participant’s fund account balance.
2. Significant Accounting Policies:
Method of Presentation
     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accordingly, income is recognized when earned and expenses are recorded when incurred. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at December 31, 2005 and 2004 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2005. Actual results could differ from those estimates.
Investment Valuation
     The Plan’s investments are stated at fair market value. Investments in the various investment funds are reported at fair value as measured by the Custodian based on the closing market price on the valuation date. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Shares of common/collective trusts are valued at the net asset value of shares held by the Plan at year end as reported by the Trustee.
Net Appreciation (Depreciation) in Fair Value
     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
Benefit Payments
     Benefit payments are recorded when paid.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
3. Investments:
     The following presents investments that represent 5% or more of the Plan’s net assets at December 31:

	2005	2004
American Century Ultra Fund	$19,803,069	$13,748,404
American Century Strategic Allocations — Moderate Fund	12,986,075	12,721,395
American Century GNMA Fund	7,740,521	7,663,603
American Century Stable Asset Fund	7,162,299	5,975,126
American Century Value Fund	6,543,555	6,212,093
Neuberger Berman Genesis Fund	5,788,924	4,045,921
Twentieth Century International Growth Fund	4,306,070	3,707,510
Columbia Growth Fund	—	6,718,428
     Each of the above funds is a mutual fund.
     During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,734,742 as follows:

Mutual funds	$3,944,682
CSK Auto Stock Fund	(209,940)

$3,734,742

4. Excess Employee Deferrals:
     The Plan failed to meet non-discrimination tests in accordance with Internal Revenue Service (“IRS”) regulations, and it was determined that certain participants would be refunded a portion of their contributions. These amounts are $384,690 and $380,209 at December 31, 2005 and 2004, respectively, and are reflected as reductions to net assets available for benefits.
5. Tax Status of the Plan:
     The Plan received its latest determination letter on December 18, 2001 in which the IRS stated that the Plan, as then designed, is in compliance with applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the requirements of the IRC.
6. Parties in Interest:
     Certain investments of the Plan are shares of funds managed by the Custodian which provides recordkeeping, custodial services, and administrative services to the Plan. In addition, the Plan holds stock of CSK Auto Corporation, the parent company of the Plan Sponsor. Since the Company’s common stock is an investment held by the Plan, investments in this common stock represented transactions with parties-in-interest. Certain other plan investments are shares of mutual funds and Company common stock managed by American Century, a related party to the Plan’s Custodian. These certain plan investments qualify as parties-in-interest transactions for which a statutory exemption exists. The following represents investments held by related parties:

	December 31,	December 31,
	2005	2004
American Century	$60,728,717	$51,885,725
CSK Auto common stock	$1,921,308	$2,223,497
     Purchases and sales within the Plan of CSK Auto Corporation common stock for the year ended December 31, 2005 were $239,883 and $269,883, respectively.

CSK Auto, Inc. Retirement Program
Notes to Financial Statements (Continued)
7. Risks and Uncertainties:
     The Plan invests in various investment securities. The Plan provides participants the opportunity to invest in a variety of mutual funds and CSK Auto Corporation common stock. Each investment alternative is exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
     On April 14, 2006, CSK Auto Corporation announced a delay in filing its consolidated financial statements with the Securities and Exchange Commission pending an investigation led by the Audit Committee of its Board of Directors into certain accounting errors and irregularities which will require CSK Auto Corporation to restate historical financial statements. The Plan sponsor does not believe the errors and irregularities relate to matters that have affected or could affect the Plan’s accounting or processes for preparing its financial statements. Participants should refer to CSK Auto Corporation’s Forms 8-K dated March 27, 2006, April 14, 2006 and May 22, 2006 for additional information concerning this matter.

CSK AUTO, INC. RETIREMENT PROGRAM
SCHEDULE H LINE 4i-
SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
As of December 31, 2005

		(c) Description of
	(b) Identity of Issuer,	Investment, Including
	Borrower, Lessor or	Maturity Date, Collateral, Par		(e) Current
(a)	Similar Party	Or Maturity Value	(d) Cost **	Value
*	American Century GNMA Fund	Mutual Fund	$—	$7,740,521
*	American Century Ultra Fund	Mutual Fund	—	19,803,069
*	American Century Stable Asset Fund	Common/Collective Trust	—	7,162,299
*	American Century Value Fund	Mutual Fund	—	6,543,555
*	American Century International Growth Fund	Mutual Fund	—	4,306,070
*	American Century Strategic Allocations — Conservative Fund	Mutual Fund	—	845,374
*	American Century Strategic Allocations — Moderate Fund	Mutual Fund	—	12,986,075
*	American Century Strategic Allocations – Aggressive Fund	Mutual Fund	—	1,089,006
*	American Century Equity Index	Mutual Fund	—	252,748
	Franklin Small Cap Growth Fund I — Class A	Mutual Fund	—	1,534,292
	Neuberger Berman Genesis Fund	Mutual Fund	—	5,788,924
*	CSK Auto Stock Fund	Common Stock	—	1,921,308
	AIM Mid Cap Core Equity	Mutual Fund	—	373,557
	Dodge & Cox Stock Fund	Mutual Fund	—	3,543,651
	Vanguard Explorer	Mutual Fund	—	1,487,671
	Participant Loans	Various rate of interest
		ranging from 5.25% to 11.50%,
		maturing between 6 months and
		5 years and collateralized by
		the participant’s account
		balance	—	2,889,610

			$—	$78,267,730

*	A related party to the Plan’s custodian and Trustee and, therefore, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed. Therefore, disclosure of cost is not required.
See Report of Independent Registered Public Accounting Firm.

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-77879) of CSK Auto Corporation of our report dated June 29, 2006 relating to the financial statements and financial statement schedule of CSK Auto Inc. Retirement Program, which appears in this Form 11-K.
/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
June 29, 2006